SECUI 09055096 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
Secr

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08* (MM/DD/YY)

JAN 29 2009

Washington, DC
111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management LLC
(Formerly Neuberger Berman Management Inc.)

(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 476-9015
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Neuberger Berman Management LLC
(Formerly Neuberger Berman Management Inc.)
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

This report ** contains (check all applicable boxes):

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

Neuberger Berman Management LLC
(Formerly Neuberger Berman Management Inc.)
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Neuberger Berman Management LLC (formerly Neuberger Berman Management Inc.), as of November 30, 2008 is true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 26 day of JANUARY 2009

NOTARY PUBLIC
New York, New York

In and for the State of NEW YORK
Residing in NEW YORK

NOTARY PUBLIC
Expiration 10/23/2010

GARRETT S. HO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02HO6153977
Qualified in New York County
My Commission Expires October 23 2010

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Auditors

Neuberger Berman Management LLC

We have audited the accompanying statement of financial condition of Neuberger Berman Management LLC (formerly Neuberger Berman Management Inc.) (the "Company") as of November 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management LLC (formerly Neuberger Berman Management Inc.) at November 30, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 27, 2009

Neuberger Berman Management LLC
(Formerly Neuberger Berman Management Inc.)
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

Statement of Financial Condition

November 30, 2008
(In Thousands)

Assets		
Cash and cash equivalents	$	308,211
Financial instruments owned, at fair value		495
Receivables		
Fees receivable		16,685
Brokers, dealers and clearing organization		20,505
Due from affiliates		550
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $9,050)		589
Goodwill (net of accumulated amortization of $205)		16,385
Other assets		582
Total assets	$	364,002
Liabilities and member's capital		
Liabilities:		
Payable to affiliates	$	63,534
Accrued compensation		17,620
Income taxes payable		116,500
Other liabilities and accrued expenses		22,366
Total liabilities		220,020
Member's capital		143,982
Total liabilities and member's capital	$	364,002

See Notes to Statement of Financial Condition.

Neuberger Berman Management LLC
(Formerly Neuberger Berman Management Inc.)
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

Notes to Statement of Financial Condition

November 30, 2008
(In Thousands)

Contents

Neuberger Berman Management LLC
(Formerly Neuberger Berman Management Inc.)
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

Notes to Statement of Financial Condition

November 30, 2008
(In Thousands)

1. Organization and Description of Business

Neuberger Berman Management LLC (formerly Neuberger Berman Management Inc.) ("NBM", the "Company", "we", "us" or "our"), a limited liability company, was established on August 28, 2008 through a reorganization of Neuberger Berman Management Inc., a New York corporation. All of the member capital is owned by Neuberger Berman Holdings LLC ("NBH LLC" or the "Parent"). NBH LLC, formerly Neuberger Berman Inc., was also reorganized as a limited liability company on August 28, 2008, whereby Lehman Brothers Holdings Inc. ("LBHI") owns 99% of NBH LLC's member capital, and an affiliate owns the remaining 1%.

On September 15, 2008, LBHI filed a petition with the United States Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. On December 1, 2008, LBHI agreed to sell its investment management business, which includes the business activities of NBM, to members of divisional management. As part of the transaction, a new, independent investment management company will be created. Management will control 51% of the new company with LBHI retaining the remaining 49%. The sale was approved by the Bankruptcy Court on December 22, 2008 and is expected to close in March 2009.

NBM conducts operations as a registered investment adviser to, and distributor of, registered mutual funds which are part of the Neuberger family of funds (the "Funds") and is a registered broker-dealer. We do not carry customer accounts and are exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing the statement of financial condition and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in:

- measuring fair value of certain financial instruments;
- establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations;
- accounting for identifiable intangible assets and goodwill; and
- valuing equity-based compensation awards.

Estimates are based on available information and judgment. Therefore, actual results could differ from the Company's estimates and that difference could have a material effect on its statement of financial condition and notes thereto.

Financial Instruments and Securities Transactions

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also (i) nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

2. Summary of Significant Accounting Policies (continued)

The adoption of SFAS 157 had no impact on the Company's statement of financial condition. For additional information regarding our adoption of SFAS 157, see Note 3, "Fair Value of Financial Instruments".

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which extend through 2010. Furniture and equipment are depreciated over periods of up to 10 years. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment annually and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them. Included in this balance are time deposits and highly liquid money market funds.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Fees Receivable

Customers which include both institutions and funds are charged monthly based on assets under management. Outstanding balances at month end are included in Fees receivable.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* and the provisions of the tax allocation plan in place among the Company, NBH LLC, and LBHI.

Accounting Changes and Other Accounting Developments

FIN 48. In June 2006, the FASB issued Financial Accounting Standards Board Interpretation *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We have adopted FIN 48 as of the beginning of our 2008 fiscal year. The adoption of FIN 48 had no impact on the Company's statement of financial condition.

FSP FIN 48-1. In May 2007, the FASB directed the FASB Staff to issue *Definition of "Settlement" In FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. The adoption of FSP FIN 48-1 will have no impact on the Company's statement of financial condition.

3. Fair Value of Financial Instruments

Financial instruments owned are presented at fair value in accordance with SFAS 157 *Fair Value Measurements*. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

3. Fair Value of Financial Instruments (continued)

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependant on transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels – defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

- Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

- Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Where multiple inputs are used to value a financial instrument, an asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

All financial instruments owned by the Company are equity securities classified as Level I assets. Also classified as Level I assets are cash and cash equivalents, which include investments in money market funds.

No Level III assets were owned by the Company at the time of adopting SFAS 157.

(In Thousands)

4. Goodwill

The changes in the carrying amount of goodwill for the year ended November 30, 2008 are as follows:

Balance (net) at December 1, 2007	$	16,385
Goodwill acquired		–
Balance (net) at November 30, 2008	$	16,385

The goodwill relates to the acquisition of a fund management company completed in 2001.

5. Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2010. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2008, minimum rentals, excluding office space escalation, under these lease agreements are as follows:

Fiscal 2009	$	33
Fiscal 2010		29
Fiscal 2011		–
Fiscal 2012		–
December 1, 2012 and thereafter		–
Total minimum lease payments	$	62

5. Commitments and Contingencies (continued)

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, and advice of counsel, we believe the eventual outcome of the actions against us will not, individually and in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity.

6. Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), we are subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires us to maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At November 30, 2008, we had net capital of approximately $75.6 million, which exceeded requirements by approximately $75.4 million. The net capital charge for the deductible on our fidelity bond has been borne by Neuberger Berman, LLC, an affiliate. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

As part of the pending sale discussed in Note 1, the Company is currently evaluating its future capital requirements.

7. Compensation Awards

Our employees participated in incentive and retention plans sponsored by Neuberger Berman Holdings LLC and LBHI, including certain stock based deferred compensation plans. We record our allocated share of the compensation costs.

As a result of LBHI's bankruptcy filing, the treatment and issuance of all outstanding equity awards remains subject to the rulings of the United States Bankruptcy Courts. Due to the bankruptcy filing, the issuance of any deferred compensation payable through LBHI restricted stock units ("RSU's") that were previously awarded have been suspended indefinitely.

(In Thousands)

7. Compensation Awards (continued)

A description of the various plans follow:

1999 Long-Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of common stock that may be issued under the LTIP is 15.4 million.

Employee Incentive Plan

LBHI's Employee Incentive Plan (the "EIP") provided for the issuance of RSU's, performance stock units ("PSU's"), stock options and other equity awards for a period of up to ten years to eligible employees, and has authorization from LBHI's Board of Directors to issue up to 464.0 million shares of LBHI common stock.

Stock Incentive Plan

The LBHI Stock Incentive Plan (the "SIP") has a 10-year term ending in May 2015, with provisions similar to the EIP. The SIP authorized the issuance of up to the total of (i) 95.0 million shares (20.0 million as originally authorized, plus an additional 75.0 million authorized by the stockholders of LBHI at its 2007 Annual Meeting), plus (ii) the 33.5 million shares authorized for issuance under the LBHI 1996 Management Ownership Plan and the EIP that remained unawarded upon their expiration, plus (iii) any shares subject to repurchase or forfeiture rights under the LBHI 1996 Management Ownership Plan, the EIP or the SIP that are reacquired by LBHI, or the award of which is canceled, terminates, expires or for any other reason is not payable, plus (iv) any shares withheld or delivered pursuant to the terms of the SIP in payment of any applicable exercise price or tax withholding obligation.

Restricted Stock Units

Eligible employees receive RSU's from LBHI, in lieu of cash, as a portion of their total compensation. There is no further cost to employees associated with RSU awards. RSU awards generally vest over two to five years and convert to unrestricted freely transferable

(In Thousands)

7. Compensation Awards (continued)

common stock five years from the grant date. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. We accrue dividend equivalents on outstanding RSU's (in the form of additional RSU's), based on dividends declared on our common stock.

In July 2008, LBHI made certain amendments to its 2008 stock award program. These changes included the elimination of a discount from fair market values for RSU's at the time of grant, equal vesting for all employees despite corporate title (1/3rd vesting over 3 year period) and reducing the holding period from 5 to 3 years until stock is issued to employees. These amendments were only effective for 2008 grants and not retroactive to prior grants. Eligible employees were to be granted shares at two dates:

- July 1, 2008: grant equal to 20% of prior year equity award
- Year end: grant terms and amount determined by Compensation Committee

The July award was granted to all active employees as of July 1, 2008. The July grant price was $20.96, the fair value of the stock as of July 1, 2008. NBM employees were granted a total of 145,852 shares relating to this July grant. There were no other material grants made after July 1, 2008.

2008 Cash Compensation

Cash incentive awards granted to employees in November 2008 vest over the period November 2008 through March 2009. Payments to fund these awards were placed in a trust by the Parent. The expense relating to these awards were allocated to NBM ratably over the vesting period.

8. Benefit Plans

NBM employees participate in LBHI's Retirement Plan (the "Plan"). LBHI's sponsorship of the Plan ended on December 12, 2008, and as of that date, participants will no longer earn additional benefits under the Plan.

As a result of the aforementioned LBHI bankruptcy, the Pension Benefit Guaranty Corporation ("PBGC") has commenced proceedings to terminate the Plan, which is currently in an

(In Thousands)

8. Benefit Plans (continued)

underfunded position. If successful, the PBGC will have a direct claim for the amount of unfunded pension benefits and additional premiums against LBHI and certain of its subsidiaries, including the Company. In the purchase agreement relating to the sale of the Company and approved by the United States Bankruptcy Court, LBHI has indemnified the Company for such claims.

As of November 30, 2008, there are no liabilities associated with the Plan on the Company's statement of financial condition.

9. Income Taxes

As limited liability entities, the Company and its Parent, do not file tax returns, but the results of their operations are included in LBHI's consolidated tax returns.

All income tax related assets and liabilities are to be settled with LBHI on a net basis. Accordingly, all current and deferred tax balances are presented on a net basis as a liability of $116.5 million under Income taxes payable.

The Company had no FIN 48 liability recorded as of November 30, 2008.

10. Related Party Transactions

Cash and cash equivalents and financial instruments owned, at market value include $308.2 million and $0.5 million, respectively, invested in money market and other funds managed by us at November 30, 2008.

Payables to affiliates are comprised of $63.5 million, of which $27.1 million is due to LBHI and $24.6 million due to Lehman Brothers Asset Management LLC with the remaining $11.8 million due to other affiliates.

NEUBERGER BERMAN MANAGEMENT LLC

(Formerly Neuberger Berman Management Inc.)
(A Wholly-Owned Subsidiary of Neuberger
Berman Holdings LLC)

Statement of Financial Condition
November 30, 2008
With Report of Independent Auditors

END